                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)



                               SCANSOURCE, INC.
              --------------------------------------------------
                               (Name of Issuer)



                     Common Stock, No Par Value Per Share
              --------------------------------------------------
                        (Title of Class of Securities)



                                  806037 10 7
             ----------------------------------------------------
                                 (CUSIP Number)



                        (Continued on following pages.)


                               Page 1 of 5 Pages
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CUSIP No.: 806037 10 7               13G
          --------------

-------------------------------------------------------------------------------

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     Steven H. Owings

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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  /___/
                                                                  (b)  /___/
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3.   SEC USE ONLY

-------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
   NUMBER        5.  SOLE VOTING POWER                                  291,867
     OF
   SHARES        --------------------------------------------------------------
 BENEFICIALLY    6.  SHARED VOTING POWER                                    -0-
    OWNED
     BY          --------------------------------------------------------------
    EACH         7.  SOLE DISPOSITIVE POWER                             291,867
  REPORTING      --------------------------------------------------------------
   PERSON
    WITH:        8.  SHARED DISPOSITIVE POWER                               -0-
-------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                        291,867 (See Item 4(a))
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES                                                                 /_/
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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    5.93%
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12.  TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

                               Page 2 of 5 Pages
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     This Amendment No. 3 to Schedule 13G is being filed pursuant to Rule
101(a)(2)(ii) of Regulation S-T.

     The initial statement on Schedule 13G (the "Statement") filed on February 6, 1995 by Steven H. Owings with respect to the common stock, no par value per share (the "Common Stock"), of ScanSource, Inc. (the "Company"), as amended in February of 1996 (Amendment No. 1) and in February 1997 (Amendment No. 2), is hereby further amended by amendments to Item 4, Ownership. Items 1-3 and 5-10 are restated herein in compliance with Rule 101(a)(2)(ii) of Regulation S-T, but are not amended hereby.

ITEM 1(a).  NAME OF ISSUER:

            ScanSource, Inc.
            -------------------------------------------------------------------

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            6 Logue Court, Greenville, South Carolina 29615
            -------------------------------------------------------------------

ITEM 2(a).  NAME OF PERSON FILING:

            Steven H. Owings
            -------------------------------------------------------------------

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

            6 Logue Court, Greenville, South Carolina  29615
            -------------------------------------------------------------------

ITEM 2(c).  CITIZENSHIP:

            United States of America
            -------------------------------------------------------------------

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, No Par Value Per Share
            -------------------------------------------------------------------

ITEM 2(e).  CUSIP NUMBER:

            806037 10 7
            -------------------------------------------------------------------

ITEM 3. THIS STATEMENT ON SCHEDULE 13G IS FILED PURSUANT TO RULE 13d-1(c) AND NOT PURSUANT TO RULE 13d-1(b) OR RULE 13d-2(b).

ITEM 4.     OWNERSHIP.

            Items 4(a), (b), and (c) of the Statement are hereby amended by deleting the language contained under Items 4(a), (b), and (c) of the Statement and substituting in their place the following:

            "(a)  Amount Beneficially Owned:

                  Steven H. Owings has direct beneficial ownership of 291,867 shares of Common Stock. This amount includes 102,500 shares of Common Stock that Mr. Owings has the right to acquire pursuant to currently exercisable options and options exercisable within 60 days following December 31, 1997, granted by the

                               Page 3 of 5 Pages
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                  Company to Mr. Owings. This amount does not include 25,000 shares of Common Stock that Mr. Owings has the right to acquire pursuant to stock options granted to Mr. Owings by the Company that are not exercisable within 60 days following December 31, 1997.

             (b)  Percent of Class: 5.93%

             (c) Number of shares of Common Stock as to which Steven H. Owings has:

                  (i)   sole power to vote or to direct the vote: 291,867

                  (ii)  shared power to vote or to direct the vote:  -0-

                  (iii) sole power to dispose or to direct the disposition of:
                        291,867

                  (iv) shared power to dispose or to direct the disposition of: -0-"

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /__/.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                                                 Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                                                 Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                                                 Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                                                 Not applicable.

ITEM 10. CERTIFICATION.

                                                 Not applicable.

                               Page 4 of 5 Pages
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                                      13G


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                       /s/ STEVEN H. OWINGS
                                       --------------------------------------
                                       Steven H. Owings
Date: February 2, 1998


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